SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. __)*

American Lorain Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

                027297100
(CUSIP Number)

                                   December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule	13d-1(b)
[ X ]	Rule	13d-1(c)
[ ]	Rule	13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 027297100

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
1
Tongley Investment Ltd., British Virgin Islands
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF	SOLE VOTING POWER
5
SHARES	3,000,000 shares of Common Stock
SHARED VOTING POWER
BENEFICIALLY	6
0
OWNED BY EACH	SOLE DISPOSITIVE POWER
7
REPORTING	3,000,000 shares of Common Stock
SHARED DISPOSITIVE POWER
PERSON WITH	8
0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
3,000,000 shares of Common Stock
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10		[ ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
8.7% (See Item 4)
TYPE OF REPORTING PERSON
12
CO

 SCHEDULE 13G

CUSIP NO. 027297100
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
1
Jiayu Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia
NUMBER OF	SOLE VOTING POWER
5
SHARES	3,000,000 shares of Common Stock
SHARED VOTING POWER
BENEFICIALLY	6
0
OWNED BY EACH	SOLE DISPOSITIVE POWER
7
REPORTING	3,000,000 shares of Common Stock
SHARED DISPOSITIVE POWER
PERSON WITH	8
0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
3,000,000 shares of Common Stock
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10		[ ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
8.7% (See Item 4)
TYPE OF REPORTING PERSON
12
IN

 SCHEDULE 13G

CUSIP NO. 027297100
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
1
Weimin Yin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
People's Republic of China
NUMBER OF	SOLE VOTING POWER
5
SHARES	3,000,000 shares of Common Stock
SHARED VOTING POWER
BENEFICIALLY	6
0
OWNED BY EACH	SOLE DISPOSITIVE POWER
7
REPORTING	3,000,000 shares of Common Stock
SHARED DISPOSITIVE POWER
PERSON WITH	8
0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
3,000,000 shares of Common Stock
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10		[ ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
8.7% (See Item 4)
TYPE OF REPORTING PERSON
12
IN

SCHEDULE 13G

CUSIP NO. 027297100

Item	1(a).	Name of Issuer:
American Lorain Corporation (the "Issuer")

Item	1(b).	Address of Issuer's Principal Executive Offices:
Beihuan Road
Junan County
Shandong, China 276600
Items 2(a),
(b) and (c).		Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G is being filed on behalf of Tongley Investments Ltd, Weimin Yin and Jiayu Wang (the “Reporting Persons”).

The address of the principal business office of the Reporting Persons is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Item	2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the "Common Stock")

Item	2(e).	CUSIP Number:

027297100

Item	3.	Not applicable

Item	4.	Ownership.

	(a)	Amount beneficially owned: 3,000,000 shares of Common Stock*

	(b)	Percent of class:

Based on 34,419,709 shares of Common Stock of the Issuer outstanding as of December 7, 2010, the Reporting Person hold approximately 8.7%* of the issued and outstanding Common Stock of the Issuer.

	(c)	Number of shares to which such person has:

(i) Sole power to vote or direct the vote: 3,000,000 shares of Common Stock*

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 3,000,000 shares of Common Stock*

(iv) Shared power to dispose of or direct the disposition of: 0

*Tongley Investment Ltd. is owned by Jiayu Wang, an Australian individual, and Weimin Yin, a PRC individual. Mr. Wang and Mr. Yin may be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by Tongley Investment Ltd., but expressly disclaim beneficial ownership of all shares of Common Stock beneficially owned by Tongley Investment Ltd.

SCHEDULE 13G

CUSIP NO. 027297100

Item 5.		Ownership of Five Percent or Less of a Class.

		Not applicable

Item	6.	Ownership of More than Five Percent on Behalf of Another Person.

		Not applicable

Item	7.	Identification and Classification of the Subsidiary Which Acquired the
		Security Being Reported By the Parent Holding Company.

		Not applicable

Item	8.	Identification and Classification of Members of the Group.

		Not applicable

Item	9.	Notice of Dissolution of a Group.

		Not applicable

Item	10.	Certification.

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 027297100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

TONGLEY INVESTMENT LTD.

By: /s/ Weimin Yin
       Weimin Yin
       Executive Director

WEIMIN YIN

/s/ Weimin Yin

JIAYU WANG

/s/ Jiayu Wang

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement